2000 N. M-63 • BENTON HARBOR, MI 49022-2692

Daniel F. Hopp

Senior Vice President, Corporate Affairs,

General Counsel and Secretary

Phone: 269-923-3223

Fax: 269-923-3722

February 28, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Kathleen Krebs

Re:	Whirlpool Corporation
Definitive Proxy Statement on Schedule 14A
Filed on March 12, 2007
File No. 001-03932

Dear Ms. Krebs:

This will confirm our telephone conversation today in which you described the Commission’s position that Regulation S-K Item 402 (b)(2)(xiv) requires the naming of all companies included in any data set used to “benchmark the targeted amount of total retirement benefits” to our named executive officers. You also acknowledged that the Commission has not articulated a specific definition of the term “benchmark.”

We very much appreciate the clarity you provided on this point and this will confirm our commitment to continue to comply with the requirements of Regulation S-K Item 402 (b)(2)(xiv) in our future filings.

I trust that the foregoing is responsive to your request. All inquiries, questions, comments, notices and orders with respect to this letter should be directed to the undersigned at (269) 923-3223 or via facsimile at (269) 923-3722.

Sincerely,

/s/ Daniel F. Hopp

Daniel F. Hopp

Securities and Exchange Commission

February 28, 2008

cc:	Paul G. Stern, Ph.D.
Chair, Human Resources Committee of the Board of Directors of Whirlpool Corporation

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Roy W. Templin
Executive Vice President and Chief Financial Officer, Whirlpool Corporation

David A. Binkley
Senior Vice President, Global Human Resources, Whirlpool Corporation

Robert J. LaForest
Vice President and Associate General Counsel, Whirlpool Corporation

Robert M. Hayward
Kirkland & Ellis LLP